200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

KENNETH R. EARLEY

kenneth.earley@dechert.com
+1 617 728 7139 Direct
+1 617 275 8374 Fax

November 5, 2009

VIA ELECTRONIC TRANSMISSION

Ms. Patsy Mengiste

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:            The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589) Post-Effective Amendment No. 79 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. Mengiste:

We are writing in response to comments you provided to me during our telephone conversation on Friday, October 9, 2009, with respect to the Amendment.  The Amendment was filed with the Securities and Exchange Commission on September 11, 2009, to register Class L shares of The Hartford Inflation Plus Fund (the “Fund”), an existing series of the Registrant.  On behalf of the Registrant, we have reproduced your comments, and our responses thereto are provided below.  Unless otherwise indicated, capitalized terms have the same meaning as defined in the Amendment.

1.            Comment:               The Explanatory Note on the cover sheet of the Amendment states that the Registrant has incorporated the existing Combined Statement of Additional Information (“SAI”) by reference and that the Registrant intends to further supplement the SAI in connection with the 485(b) filing to make corresponding revisions to the SAI resulting from the addition of Class L shares of the Fund.  Please provide a revised draft of the Explanatory Note to be used on the cover sheet for the 485(b) filing which explains the incorporation by reference of the SAI and the inclusion of the SAI supplement, and also provide the Staff with a copy of the SAI supplement prior to the 485(b) filing.

In addition, the Staff believes that by failing to file at least a form of the SAI supplement with the Amendment, the incorporated SAI by itself is incomplete with

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels London Luxembourg Munich Paris ASIA Hong Kong

respect to Class L shares of the Fund.  Accordingly, the Staff strongly cautions against following this same procedure of not including a form of the SAI supplement in a 485(a) filing when the Registrant is undertaking to launch new classes of existing series in the future.

Response:               The Explanatory Note to be used on the cover sheet for the 485(b) filing will be revised to read as follows:

EXPLANATORY NOTE

This Post-Effective Amendment No. 80 to the Registration Statement of The Hartford Mutual Funds, Inc. (the “Registrant”) on Form N-1A (File Nos. 333-02381/811-07589) is being filed to register Class L shares of The Hartford Inflation Plus Fund, an existing series of the Registrant. This Post-Effective Amendment: (i) incorporates by reference the Registrant’s Part B-Combined Statement of Additional Information as filed under Form N-1A, Post-Effective Amendment No. 76 under the Securities Act of 1933 and Amendment No. 78 under the Investment Company Act of 1940, on February 27, 2009 (SEC Accession No. 0000930413-09-001051), as supplemented; and (ii) contains a supplement to the Registrant’s Part B-Combined Statement of Additional Information with revisions corresponding to the registration of Class L shares of The Hartford Inflation Plus Fund.

In addition, attached hereto please find a copy of the supplement to the SAI that the Registrant intends to file in connection with the 485(b) filing to make corresponding revisions to the SAI resulting from the addition of Class L shares of the Fund.

The Registrant respectfully disagrees with the Staff’s comment with regard to the necessity that a form of the SAI supplement be filed with the 485(a) filing when the Registrant is undertaking to launch new classes of an existing series.  The Registrant feels that supplements to registration statements should only be filed when the effective date of the supplement is immediate, and that filing an incomplete supplement with a 485(a) filing (i.e., a filing to be effective at a later date) runs counter to the very nature of registration statement supplements.

Notwithstanding this, the Registrant agrees that it will include a form of the SAI supplement in a 485(a) filing when the Registrant is undertaking to launch new classes of existing series in the future.

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2.            Comment:               Please include disclosure within the Fund’s “Principal Investment Strategy” explaining what the word “Plus” denotes as contained in the Fund’s name.

Response:               The Registrant notes that the disclosure contained in the Fund’s “Principal Investment Strategy” mirrors disclosure contained in the same section of prospectuses for other share classes of the Fund.  Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund, the Registrant respectfully declines to accept the comment.  However, the Registrant will note the comment in anticipation of the upcoming annual update.

3.            Comment:               The Fund’s “Investment Goal” states that “The [Fund] seeks a total return that exceeds the rate of inflation over an economic cycle.”  Please include disclosure within the Fund’s “Principal Investment Strategy” explaining the parameters of “…over an economic cycle.”

Response:               The Registrant notes that the disclosure contained in the Fund’s “Investment Goal” mirrors disclosure contained in the same section of prospectuses for other share classes of the Fund.  Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Fund, the Registrant respectfully declines to accept the comment.  However, the Registrant will note the comment in anticipation of the upcoming annual update.

4.            Comment:               In the sub-section titled “Share Classes” under the section titled “Introduction,” the disclosure states that Class L shares of the Fund “… are only offered to certain qualified investors.”  Please include additional disclosure in this sub-section further clarifying which “certain qualified investors” are able to purchase Class L shares of the Fund.

Response:               The Registrant notes that disclosure related to which investors are able to purchase Class L shares of the Fund is located later in the prospectus in the sub-section titled “Class L Share Investor Requirement” under the section titled “How to Buy and Sell Shares.”  The Registrant further notes that the disclosure contained in the sub-section titled “Share Classes” under the section titled “Introduction” mirrors disclosure contained in the same sub-section of the prospectus for Class L shares of other series of the Registrant.  Accordingly, in the interest of disclosure consistency among each Class L share prospectus, the Registrant respectfully declines to accept the comment.  However, the Registrant will note the comment in anticipation of the upcoming annual update.

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Please do not hesitate to contact me at (617) 728-7139 should you have any additional questions or comments.

Sincerely,

/s/ Kenneth R. Earley
Kenneth R. Earley
Associate

Attachment

cc:	Alice A. Pellegrino, Esq.
Kevin M. Bopp, Esq.

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ATTACHMENT — FORM OF SUPPLEMENT TO BE FILED WITH 485(B) FILING

SUPPLEMENT

DATED [NOVEMBER 11, 2009]

TO THE COMBINED STATEMENT OF ADDITIONAL INFORMATION (THE “SAI”)

FOR THE HARTFORD MUTUAL FUNDS

DATED MARCH 1, 2009 AS AMENDED AND RESTATED OCTOBER 1, 2009

This supplement amends the SAI dated March 1, 2009, as amended and restated October 1, 2009, in order to: (i) add Class L shares to The Hartford Inflation Plus Fund, an existing series of The Hartford Mutual Funds, Inc.; and (ii) make certain clarifying changes to the investment objectives and policies of The Hartford Inflation Plus Fund. Accordingly, the following is incorporated into the SAI as appropriate:

1.               The paragraph entitled “Date of Prospectuses,” is deleted in its entirety and replaced with the following:

Date of Prospectuses: March 1, 2009 (for Classes A, B, and C shares), March 1, 2009 (for Class I shares), March 1, 2009 (for Class L shares), March 1, 2009 (for Class Y shares), March 1, 2009 (for Classes R3, R4, R5 and Y shares), May 31, 2009 (for Class R3, Class R4, Class R5 and Class Y shares of The Hartford MidCap Fund) and November 11, 2009 (for Class L shares of The Hartford Inflation Plus Fund).

2.               Under the section entitled “General Information:”

(i)    in the second paragraph, the last sentence is replaced as follows:

Growth Fund, Growth Opportunities Fund, Inflation Plus Fund, SmallCap Growth Fund, Tax-Free National Fund, U.S. Government Securities Fund and Value Opportunities Fund also offer Class L Shares.

(ii)   the ninth paragraph, is deleted in its entirety and replaced with the following:

Each Fund, except Floating Rate Fund, Global Health Fund and High Yield Municipal Bond Fund, is a diversified fund. Floating Rate Fund, Global Health Fund and High Yield Municipal Bond Fund are non-diversified funds.

3.               Under the section entitled “Investment Objectives and Policies,” the first two paragraphs of the sub-section entitled “D. Classification” are deleted in their entirety and replaced with the following:

Each Fund, except Floating Rate Fund, Global Health Fund and High Yield Municipal Bond Fund, has elected to be classified as a diversified series of an open-end management investment company. As a diversified fund, at least 75% of the value of each such Fund’s total assets must consist of cash, cash items, securities of other regulated investment companies, U.S. Government securities and other securities which, with respect to any one issuer, do not represent more than 5% of all of such Fund’s assets nor more than 10% of the outstanding voting securities of such issuer. Floating Rate Fund, Global Health Fund and High Yield Municipal Bond Fund each has elected to be classified as a non-diversified series of an open-end management investment company.

A non-diversified fund, such as Floating Rate Fund, Global Health Fund and High Yield Municipal Bond Fund, is not required to comply with the diversification rules of the 1940 Act. Because a non-diversified fund may invest in securities or loans of relatively few issuers or borrowers, it involves more risk than a diversified fund, since any factors affecting a given company could affect performance of the fund to a greater degree.

4.               Under the section entitled “Fund Management,” the information concerning management ownership, principal holders and control persons is supplemented as follows:

As of October 30, 2009, the officers and directors of each Company as a group beneficially owned less than 1% of the outstanding shares of each class of Inflation Plus Fund. As of October 30, 2009, the following persons held an interest in Inflation Plus Fund equal to 5% or more of outstanding shares of a class:

5.               Under the section entitled “Fund Management,” the information concerning principal holders and control persons with respect to Inflation Plus Fund is supplemented as follows:

The Hartford Inflation Plus Fund	Class A		Class B		Class C		Class I		Class L(1)	Class R3	Class R4	Class R5	Class Y
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO	11.71	%(2)
PERSHING LLC PERSHING PLAZA JERSEY CITY NJ	10.12	%(2)
PERSHING LLC PERSHING PLAZA JERSEY CITY NJ			13.00	%(2)
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL			9.80	%(2)
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO			6.49	%(2)
CITIGROUP GLOBAL MARKETS, INC. NEW YORK NY			5.97	%(2)
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL					15.91	%(2)
CITIGROUP GLOBAL MARKETS, INC. NEW YORK NY					10.05	%(2)
PERSHING LLC PERSHING PLAZA JERSEY CITY NJ					7.82	%(2)
STATE STREET BANK & TRUST CUST FBO THE HARTFORD BALANCED ALLOC ATTN MARILYN ORR WOODBURY MN													39.53	%(2)
WEST VIRGINIA SAVINGS PLAN TRUSTEE FBO WST VIRGINIA SAVINGS PLAN TRUST DTD 02/20/2002 ATTN MARILYN ORR WOODBURY MN													23.30	%(2)
STATE STREET BANK & TRUST CUST FBO THE HARTFORD GROWTH ALLOCATION ATTN MARILYN ORR WOODBURY MN													14.92	%(2)
STATE STREET BANK & TRUST CUST FBO THE HARTFORD CONSERVATIVE ALLOC ATTN MARILYN ORR WOODBURY MN													14.75	%(2)
MLPF&S FOR THE SOLE BENEFIT OF ITS CUSTOMERS ATTN FUND ADMINISTRATION JACKSONVILLE FL							29.45	%(2)
CITIGROUP GLOBAL MARKETS, INC. NEW YORK NY							14.69	%(2)

The Hartford Inflation Plus Fund	Class A	Class B	Class C	Class I		Class L(1)	Class R3		Class R4		Class R5		Class Y
LPL FINANCIAL FBO CUSTOMER ACCOUNTS ATTN: MUTUAL FUND OPERATIONS SAN DIEGO CA				11.73	%(2)
PRUDENTIAL INVESTMENT MANAGEMENT SERVICE FBO: MUTUAL FUND CLIENTS NEWARK NJ				8.46	%(2)
PERSHING LLC PERSHING PLAZA JERSEY CITY NJ				7.37	%(2)
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT							40.21	%(2)
CITIGROUP GLOBAL MARKETS, INC. NEW YORK NY							11.16	%(2)
EDWARD D JONES & CO ATTN: MUTUAL FUND SHAREHOLDER ACCOUNTING MARYLAND HTS MO							8.11	%(2)
UBS FINANCIAL SERVICES INC. FBO ROCKFORD MANUFACTURING 401 (K) SVGS PLAN ERNEST KOELLA TTEE ACCT 1 ROCKFORD TN									39.80	%(2)
GPC AGENT FOR RELIANCE TRUST CO FBO LONG BUILDING TECH INC RETPLAN ATLANTA GA									16.13	%(2)
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNTS 401K BUSINESS ATTN: UIT OPERATIONS HARTFORD CT									8.94	%(2)
FIIOC FBO NAVISITE RETIREMENT PLAN COVINGTON KY									7.22	%(2)
TD AMERITRADE TRUST CO DENVER CO											37.68	%(2)
GPC AS AGENT FOR RELIANCE TRUST COMPANY FBO CRAWFORD PIMENTEL CO 401(K)PSP PLAN ATLANTA GA											27.94	%(2)
TD AMERITRADE TRUST CO DENVER CO											16.06	%(2)
NFS LLC FBO STATE STRET BANK & TR TTEE SUPER VALU STAR 401K PLAN FBO SUDESH K RAJENDRAN LISLE IL											8.33	%(2)

(1)          No share ownership information is provided for Class L shares as this class had not yet commenced operations as of November 11, 2009.

(2)          Information as of October 30, 2009.

6.               Under the section entitled “Sub-advisory/Investment Services Fees,” the table regarding the contractual expense limits agreed to by HIFSCO is replaced for Inflation Plus Fund as follows:

FUND NAME	CLASS A	CLASSES B & C	CLASS I	CLASS L	CLASS R3	CLASS R4	CLASS R5	CLASS Y
Inflation Plus Fund	0.90%	1.65%	0.65%	0.90%	1.30%	1.05%	1. 81%	0.65%

7.               Under the section entitled “Capitalization and Voting Rights,” in the third paragraph, the seventh sentence is replaced as follows:

The directors of The Hartford Mutual Funds, Inc. have also authorized the issuance of Class L shares for Inflation Plus Fund as well as Class R3, Class R4 and Class R5 shares for Advisers Fund, Capital Appreciation Fund, Capital Appreciation II Fund, Checks and Balances Fund, Disciplined Equity Fund, Dividend & Growth Fund, Equity Income Fund, Floating Rate Fund, Global Equity Fund, Global Growth Fund, Global Health Fund, High Yield Fund, Inflation Plus Fund, International Growth Fund, International Opportunities Fund, MidCap Fund, Money Market Fund, Small Company Fund, Stock Fund, Total Return Bond Fund, Value Fund, Target Retirement 2010 Fund, Target Retirement 2020 Fund, and Target Retirement 2030 Fund.

This Supplement should be retained with your SAI for future reference.